FOR IMMEDIATE RELEASE                        Contact: Guy T. Marcus
February 11, 1997                                     Vice President-Inv. Rel.
                                                      (214) 978-2691

                      PURCHASE OF DEVONPORT ROYAL DOCKYARD

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that Devonport Management Limited (DML) has agreed to purchase the share capital and assets of the Devonport Royal Dockyard Limited from the United Kingdom government's Ministry of Defence for cash consideration totalling 40.3 million British pounds (approximately $66.1 million).

     Halliburton's subsidiary Halliburton Holdings Limited, the United Kingdom parent of Brown & Root Limited, will own 51 percent of DML. The other owners of DML will be The Weir Group plc (24.5 percent) and BICC PLC (24.5 percent).

     Devonport Royal Dockyard, located in Plymouth, England, principally provides repair and refitting services for the British Royal Navy's fleet of submarines and surface ships. DML has operated the dockyard under a
"government-owned-contractor-operated"   term  contract   since  April  1987.
Following the dockyard acquisition, DML will continue to provide the large majority of its services to the British Royal Navy.

                               Page 5 of 6 Pages
                       The Exhibit Index Appears on Page 4

     Dick Cheney, Halliburton Company's chairman of the board, president and chief executive officer, said, "We are pleased that Halliburton is able to participate in the United Kingdom's privatizaton of this important naval facility. Because of Brown & Root's active involvement in the management and operation of the dockyard during the past nine years we are confident that private ownership will bring real benefits to the United Kingdom defense program and provide DML's owners with a significant business enterprise."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #














                               Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4